EXHIBIT 99.1

Intermap Appoints J. Michael Rolland to Board of Directors

Decades of experience financing strategically important global infrastructure

Trusted business builder with a record of growth across public and private markets

Former leader at OMERS, one of Canada’s Maple Eight pension investment organizations

DENVER, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced the appointment of J. Michael Rolland to its Board of Directors.

Mr. Rolland brings decades of experience financing strategically important infrastructure for a variety of programs around the world. Geospatial data and platform architecture provide foundational infrastructure for our customers. This appointment supports Intermap’s continued investment to expand its financing tool kit, broaden its technology platform, grow its customer base, and strengthen its position in global geospatial intelligence markets.

“We are delighted to welcome Michael to Intermap’s Board as we expand the capital market and efficient pricing of strategic geospatial programs,” said Patrick A. Blott, Chairman and Chief Executive Officer of Intermap Technologies. “Michael has built and led world-class investment organizations focused on infrastructure, long-term value creation and global growth. His experience financing strategically important assets, developing investment platforms and building relationships across governments and institutional investors will strengthen Intermap as we continue expanding our geospatial intelligence platform and pursuing new opportunities around the world.”

“Intermap has built a differentiated geospatial intelligence platform that addresses critical challenges for government and commercial customers,” said J. Michael Rolland. “The Company has established a strong foundation for growth, combining proprietary 3D terrain data, advanced image processing, AI-powered analytics and mission-focused applications with enterprise scale. I look forward to working with the Board and management team to help advance Intermap’s strategy, broaden access to capital and create long-term value for shareholders.”

Michael was previously CEO of the Ontario Municipal Employees Sponsors Corporation (“OMERS”), one of the two governing bodies of a $145 billion AUM pension fund. His investment experience spans a broad range of infrastructure, including telecommunications, satellite systems, aviation and other government regulated and strategically important sectors. Michael was the first Chief Investment Officer of OMERS Private Markets, President and Chief Operating Officer of OMERS Asia Pacific, and CEO of Borealis Infrastructure (today known as OMERS Infrastructure), OMERS wholly-owned, global infrastructure investing arm. Michael has opened investment programs and established relationships with governments and companies throughout North America, the UK, Europe and Southeast Asia.

Intermap Reader Advisory
Certain information contained in this news release, including statements regarding Mr. Rolland’s anticipated contributions to the Company, the expansion of Intermap’s financing capabilities, access to capital, market adoption, growth opportunities and the future commercial benefits of geospatial intelligence and AI technologies, constitutes forward-looking information or forward-looking statements under applicable securities laws. Words such as “anticipate,” “expect,” “project,” “estimate,” “forecast,” “will,” “may,” “intend,” “plan,” “believe” and similar expressions are intended to identify forward-looking statements. Although Intermap believes these statements are based on information and assumptions that are current, reasonable and complete, they are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties relating to, among other matters, cash available to fund operations, access to capital, revenue fluctuations, the nature of government contracts, economic conditions, the loss of key customers, the retention and availability of executive talent, competing technologies, common-share price volatility, the loss of proprietary information, software functionality, internet and systems infrastructure, information technology security, the breakdown of strategic alliances, and international and political considerations. Additional risks and uncertainties are discussed in Intermap’s Annual Information Form and other securities filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those anticipated. Accordingly, no assurance can be given that the events or results contemplated by the forward-looking statements will occur. All forward-looking statements attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by this cautionary statement. The forward-looking statements in this news release are made as of its date, and the Company undertakes no obligation to update or revise them publicly, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Intermap Technologies

Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266